Exhibit 99.1

HEXO CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of HEXO Corp. (the “Corporation”) will be held on Friday, December 11, 2020 at 10:00 a.m. (EST) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the year ended July 31, 2020, together with the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year and authorize the directors to fix the remuneration of the auditors;

4.

to consider and, if deemed advisable, to pass a special resolution, the full text of which is set out in the accompanying management information circular relating to the Meeting (the “Circular”), authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding Common Shares on the basis of eight (8) old Common Shares for one (1) new Common Share, all as more particularly described in the Circular; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Circular.

The Board of Directors of the Corporation has fixed Wednesday, October 28, 2020 as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held.

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of the novel coronavirus (COVID-19), comply with applicable public health directives that may be in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officer, employees, other stakeholders and communities, we will be holding the Meeting in a virtual only format. Shareholders will not need to, or be able to, physically attend the Meeting. Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending virtually or by submitting a form of proxy.

Proxies must be deposited with TSX Trust Company not later than 10:00 a.m. (EST) on Wednesday, December 9, 2020 or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

In order to attend, participate in or vote at the Meeting (including for voting and asking questions at the Meeting), registered Shareholders and duly appointed proxyholders must have a valid username. Guests are welcomed to attend and listen to the live webcast, but will not be unable to participate in or vote at the Meeting. To join as a guest, please visit the Meeting online at https://web.lumiagm.com/228259046 and select “I am a Guest” when prompted.

Registered Shareholders: Registered Shareholders may attend, participate in and vote at the Meeting. Registered Shareholders and duly appointed proxyholders will be to access the Meeting at https://web.lumiagm.com/228259046. Registered Shareholders may enter the Meeting by clicking “I have a control number” and entering a username and password before the start of the Meeting. The 12-digit control number is located on the form of proxy. The password for the Meeting is “hexo2020” (case sensitive). If as a registered Shareholder you use your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the

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Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the meeting as a guest.

Duly appointed proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including non-registered Shareholders who have appointed themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form, as applicable, AND register the proxyholder in advance of the proxy cut-off at 10:00 a.m. (EST) on December 9, 2020. Following registration of a proxyholder, the Corporation’s transfer agent, TSX Trust Company, will provide duly appointed proxyholders with a 12-digit control number by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2020” (case sensitive).

Non-Registered Shareholders: Non-Registered Shareholders (being beneficial Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest and view the webcast but will not be able to participate in or vote at the Meeting.

If you are a registered Shareholder and are unable to attend the Meeting virtually, please exercise your right to vote by completing, signing, dating and returning the accompanying form of proxy to TSX Trust Company, the transfer agent of the Corporation as soon as possible, so that as large a representation as possible may be had at the Meeting. To be valid, completed proxy forms must be signed, dated and deposited with TSX Trust Company using one of the following methods:

By Mail Delivery Using the Mail Return Envelop Provided by TSX Trust Company:	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario M5H 4H1

Facsimile:	416-595-9593

By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

If you are unable to attend the Meeting virtually, we encourage you to complete and return the enclosed form of proxy as soon as possible so that as large a representation as possible may be had at the Meeting.

If a Shareholder receives more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of Common Shares (the “Non-Registered Holders”) and for registered Shareholders. The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of this Notice, the Circular, the form of proxy, the annual financial statements and related management’s discussion and analysis, where applicable, and other meeting materials (collectively the “Meeting Materials”), Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Corporation will not be adopting stratification procedures in relation to the use of notice-and-access provisions.

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Websites Where Meeting Materials Are Posted:

Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or at https://docs.tsxtrust.com/2092, the website for the Meeting Materials maintained by the Corporation’s transfer agent and registrar. The Meeting Materials will remain posted on TSX Trust Company’s website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on TSX Trust Company’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call or email the Corporation’s transfer agent and registrar, TSX Trust Company, toll free at 1-866-600-5869 or TMXEInvestorServices@tmx.com. Requests should be received by December 2, 2020 in order to receive the Meeting Materials in advance of the Meeting.

The Circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice. Additional information about the Corporation and its consolidated financial statements are also available under the Corporation’s profile on SEDAR at www.sedar.com.

DATED at Ottawa, Ontario this 28th day of October, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Sébastien St-Louis”
Sébastien St-Louis
President and Chief Executive Officer and Director

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HEXO CORP.

TSX: HEXO

NYSE: HEXO

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 11, 2020

PURPOSES OF SOLICITATION

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF HEXO CORP. (the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of the Corporation to be held on Friday, December 11, 2020 at 10:00 a.m. (EST), and at any adjournment or postponement thereof, for the purposes set out in the enclosed notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the “Circular”), the form of proxy for the meeting, the annual financial statements of the Corporation for the financial year ended July 31, 2020 and related management’s discussion and analysis, where applicable, and other meeting materials (collectively the “Meeting Materials”) to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice of Meeting.

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

NOTICE-AND-ACCESS

The Corporation has decided to use the notice-and-access (“Notice-and-Access”) rules provided under NI 54-101 for the delivery of the Meeting Materials to holders of Common Shares who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares (“Registered Shareholders”) and beneficial owners of Common Shares (the “Non-Registered Holders”) for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials over the internet in accordance with the Notice-and-Access rules adopted by the Canadian Securities Administrators under NI 54-101.

Registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form, in each case enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR www.sec.gov or on the website of TSX Trust Company (the “Transfer Agent”), the Corporation’s transfer agent and registrar, at https://docs.tsxtrust.com/2092. The Meeting Materials will remain posted on the Transfer Agent’s website at least until the date that is one year after the date the Meeting Materials were posted. The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access rules.

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the Transfer Agent’s website.

In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please call or email the Corporation’s transfer agent and registrar, TSX Trust Company, toll free at 1-866-600-5869 or TMXEInvestorServices@tmx.com. Requests should be received by December 2, 2020 in order to receive the Meeting Materials in advance of the Meeting.

Meeting Format

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of COVID-19, comply with applicable public health directives that may be in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officers, employees, other stakeholders and communities, we will be holding the Meeting in a virtual only format. Shareholders will not need to, or be able to, physically attend the Meeting.

The Meeting will be conducted via live webcast. In order to attend, participate, vote or ask questions at the Meeting, Shareholders must have a valid username. Guests are welcome to attend and view the webcast, but will be unable to participate in or vote at the Meeting. To join as a guest please visit the Meeting online at https://web.lumiagm.com/228259046 and select “Join as a Guest” when prompted.

Registered Shareholders and duly appointed proxyholders will be able to access the Meeting online at https://web.lumiagm.com/228259046. Such Persons may enter the Meeting by clicking “I have a control number” and entering a username and password before the start of the Meeting:

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Registered Shareholders: The control number located on the form of proxy is the username. The password for the Meeting is “hexo2020” (case sensitive). If as a Registered Shareholder you are using your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the Meeting as a guest.

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Duly Appointed Proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or VIF, as applicable, AND register the proxyholder in advance of the proxy cut-off at 10:00 a.m. (EST) on December 9, 2020. Following registration of a proxyholder, the Transfer Agent will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2020” (case sensitive). Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate in or vote at the Meeting.

How to vote at our virtual Meeting – Registered Shareholders and Duly Appointed Proxyholders:

1.	Log in at https://web.lumiagm.com/228259046 (starting 30 minutes before the Meeting starts)
2.	Click on “I have a control number”
3.	Enter your 12-digit control number (on your proxy form)
4.	Enter the password: hexo2020

You have to be connected to the internet at all times to be able to vote – it is your responsibility to make sure you stay connected for the entire meeting.

APPOINTMENT AND REVOCATION OF PROXIES

A Registered Shareholder may vote virtually at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the Shareholder’s behalf in accordance with the instructions given by the Shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Transfer Agent not later than 10:00 a.m. (EST) on Wednesday, December 9, 2020 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies may be deposited with the Transfer Agent using one of the following methods:

By Mail Delivery Using the Mail Return Envelop Provided by TSX Trust Company:	TSX Trust Company Suite 301 100 Adelaide Street West Toronto, Ontario M5H 4H1

Facsimile:	416-595-9593

By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

A Registered Shareholder attending the Meeting virtually has the right to vote virtually and, if he, she or it does so, his, her or its form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his, her or its attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by facsimile or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the head office of the Corporation, located at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2 at any time prior to 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (b) in any other manner permitted by law.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend virtually and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (each a “Clearing Agency”) of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by the Transfer Agent. Non-Registered Holders do not appear on the list of the Registered Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Holders

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Holders as well as directly to NOBOs (as defined below).

Non-Registered Holders fall into two categories – those who object to their identity being known to the issuers of the securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Corporation or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Corporation’s OBOs can expect to be contacted by their Intermediary. The Corporation does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs and it is the responsibility of such Intermediaries to ensure delivery of the Meeting Materials to their OBOs.

Voting by Non-Registered Holders

The Common Shares held by Non-Registered Holders can only be voted or withheld from voting at the direction of the Non-Registered Holder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Holders. Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Holders, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form (a “VIF”). If the Non-Registered Holder does not wish to attend and vote at the Meeting virtually (or have another person attend and vote virtually on the Non-Registered Holder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

OR

B.

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote virtually at the Meeting (or have another person attend and vote virtually on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete and sign the form of proxy and in accordance with the directions on the form.

Voting by Non-Registered Holders at the Meeting

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Holder may attend the Meeting virtually as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder and vote such Common Shares as a proxyholder. A Non-Registered Holder who wishes to attend the Meeting virtually and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder, should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder’s or its nominees name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

How to vote at our virtual Meeting – Non-Registered Holders

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF. Do not fill out your voting instructions.
2.	Sign and sent it to your Intermediary, following the voting deadline and submission instructions on the VIF.
3.	Get a control number by contacting TSX Trust Company at TMXEInvestorServices@tmx.com by 10:00 a.m. (Eastern) on December 10, 2020
4.	Log in at https://web.lumiagm.com/228259046 (starting 30 minutes before the Meeting starts)
5.	Click on “I have a control number”
6.	Enter your 12-digit control number
7.	Enter the password: hexo2020

You have to be connected to the internet at all times to be able to vote – it is your responsibility to make sure you stay connected for the entire meeting.

All references to Shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of registered Shareholders as maintained by the Transfer Agent, unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

At the time of the printing of this Circular, the management of the Corporation knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Corporation, no director or executive officer of the Corporation, any proposed nominee for election as director of the Corporation, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors of the Corporation has fixed Wednesday, October 28, 2020 as the record date for the Meeting. Shareholders at the close of business on this date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of one vote for each Common Share held.

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the date hereof, 483,445,248 Common Shares were issued and outstanding as fully paid and non-assessable.

As of the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.    Financial Statements

The audited financial statements of the Corporation for the year ended July 31, 2020, together with the report of the auditors thereon, will be presented at the Meeting.

2.    Election of Directors

The affairs of the Corporation are managed by the board of directors of the Corporation (the “Board”). The members of the Board are elected annually, on an individual basis, at each annual meeting of Shareholders.

At the Meeting, the number of directors proposed for election will be six (6), as listed below, all of whom are currently directors of the Corporation. Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. The table below sets forth certain information regarding the nominees proposed as directors for election by the Shareholders at the Meeting, their respective positions with the Corporation, principal occupations or employment during the last five (5) years, the dates on which they became directors of the Corporation and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the date hereof.

The enclosed form of proxy allows the Shareholders to direct proxyholders to vote individually for each of the nominees as a director of the Corporation. Unless instructions are given to withhold from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of each of the six (6) nominees whose names are listed below.

Management of the Corporation does not foresee that any of the following nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the Shareholder in the form of proxy to abstain from voting on the election of directors.

Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

In order for the resolution to be passed, approval by the majority of the votes cast by all of the holders of Common Shares, present virtually and by proxy at the Meeting, is required.

Name, Municipality of Residence and Title	Principal Occupation for the Past Five (5) Years	Director of the Corporation Since	Number of Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed
Sébastien St-Louis Ottawa, Ontario President and Chief Executive Officer and director	President, Co-Founder and Chief Executive Officer of the Corporation since August 13, 2013.	August 13, 2013(3)	6,351,530(4)

Name, Municipality of Residence and Title	Principal Occupation for the Past Five (5) Years	Director of the Corporation Since	Number of Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed
Adam Miron(1) Ottawa, Ontario Director	Chief Brand Officer of the Corporation from August 13, 2013 to July 18, 2019.	August 13, 2013(3)	2,250,000(5)

Dr. Michael Munzar,(2) Westmount, Québec Director	Medical Director of Statcare medical clinic since 2004. Vice President and board member of Medical and Regulatory Affairs at Osta since 2005.	November 17, 2014(3)	2,297,652(6)

Jason Ewart (1),(2) Cobourg, Ontario Director

Chief Executive Officer and Chief Operating Officer of Fountain Capital Corporation from 2003 until October 2017. Director and Executive Vice-President of Up Tempo Inc. since April 18, 2018.

Director of Marathon Mortgage Corporation since November, 2011.

		November 17, 2014(3)	Nil

Vincent Chiara (1),(2) Montréal, Québec Director	President and sole owner of Groupe Mach Inc. since 1999.	November 4, 2016(3)	14,441,472(7)

Emilio Imbriglio (2) Montréal, Québec Director	President and CEO of Raymond Chabot Grant Thornton.	October 23, 2020	Nil

Notes:

(1)	Member of the Human Resource and Corporate Governance Committee.
(2)	Member of the Audit Committee.
(3)

Reflects the date of appointment as a director of The Hydropothecary Corporation, a predecessor business to the Corporation which was acquired by the Corporation, then known as BFK Capital Corp., to form the business of the Corporation, otherwise March 15, 2017, the date such transaction was completed and the directors of BFK Capital Corp. were replaced with the directors of The Hydropothecary Corporation.

(4)	Includes 6,332,030 Common Shares held by 8375739 Canada Inc., which is owned and controlled by Mr. St-Louis.
(5)	Such Common Shares are held by No. 2 Mission Row Inc., a corporation owned and controlled by Mr. Miron.
(6)	Includes 2,157,652 Common Shares held by 159927 Canada Inc., a corporation owned and controlled by Dr. Munzar.
(7)	Includes 6,171,432 Common Shares held by Casale HC Limited Partnership and 1,245,200 Common Shares held by SMA Trust, which are owned and/or controlled by Mr. Chiara.

There are no contracts, arrangements or understandings between any nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

As of the date hereof, the proposed directors of the Corporation as a group (six persons) beneficially owned, or exercised control or direction over, 25,340,654 Common Shares, or approximately 5.25% of the outstanding Common Shares.

The following are brief biographies of each of the proposed director nominees:

Sébastien St-Louis, President, Chief Executive Officer and Director. Sébastien St-Louis is an entrepreneur with strong leadership abilities, financial acumen and operational expertise. Sébastien co-founded HEXO Corp. with one goal in mind: to create a world-class company based on the highest standards of product quality and safety. Since 2013, he has secured more than $550 million in financing for the company. His leadership has been instrumental in navigating the company through regulatory, financing and start-up challenges en route to becoming one of Canada’s significant licensed cannabis producers and is now guiding the Corporation through its next evolution into a derivatives products company focused on best in class technology. Sébastien has wide-ranging business experience in manufacturing, distribution, trade finance and commercial lending. He has advised Canadian business owners and CEOs across multiple industry sectors, while structuring and closing $200 million in financing to support their export and growth initiatives. Sébastien holds an MBA in Finance from the Université du Québec à Montréal and completed his Bachelor of Arts (Economics) from the University of Ottawa.

Adam Miron, Director. Mr. Miron served as the Chief Brand Officer of HEXO from August 2013 to July 2019. Mr. Miron is the co-founder of iPolitics.ca and was its Chief Information Officer from 2010 to 2013. He was also the National Director of the Federal Liberal Commission from 2007 to 2009 and was responsible for the Liberal Party of Canada’s online election campaigns. He has experience with online marketing and sales, and brand development. Mr. Miron has also run political campaigns in Canada and abroad. Mr. Miron is also chairman of Brane Capital, a digital asset custody company. Since July 2019, Mr. Miron has served on the board of directors of HEXO MED, the Corporation’s former Greece-based joint venture.

Dr. Michael Munzar, Director. Dr. Munzar is a primary care physician and currently is Medical Director and an owner of Statcare medical clinic in Pointe-Claire, Québec. Statcare is a GMF-R superclinic designated by the Quebec Minister of Health and treats over 50,000 patients per year. In addition, Dr. Munzar also served on the board of directors of Osta Biotechnologies Inc. where he held the position of Vice-President of Medical and Regulatory Affairs at Osta since 2005. He served as Medical Director of Nymox Pharmaceutical Corporation (NASDAQ:NYMX) from 1996 to 2004 and was the President of Serex Inc., a wholly owned subsidiary of Nymox, from 2000 to 2004. Dr. Munzar has vast experience in the regulatory development of drugs and medical devices. He obtained his MDCM from McGill University in 1979. Dr. Munzar has been serving as Chairman of the Corporation’s Board since November 17, 2014.

Jason Ewart, Director. Mr. Ewart is a corporate director who was the co-founder and the former Chief Executive Officer and Chief Operating Officer of Fountain Capital Corporation from 2003 until October 2017. Mr. Ewart was a market analyst with A&E Capital Funding Inc. and Bradstone Equity Partners Inc. between 1998 and 2002 and Vice-President of Quest Investment Corporation between 2002 and 2003. He is now Executive Vice-President of Toronto based Uptempo Inc., a U.S. fintech company that offers an open banking platform that improves the financial journey for consumers with an active guidance financial dashboard. He has experience with bridge financing, financial analysis, quantitative modelling, equities trading and mergers and acquisitions. Mr. Ewart is a Director of Denver based Attorneys Title Guarantee Fund Inc., Toronto based Marathon Mortgage Corp., and a Director for the non-profit Northumberland Community Futures Development Corporation, which provides financing and strategic guidance to entrepreneurs. Mr. Ewart holds an economics degree from McGill University.

Vincent Chiara, Director. Mr. Chiara is the President and sole owner of Groupe Mach Inc. (“Mach”). He began his career in 1984 as a lawyer specializing in real estate transactions and corporate litigation. In 1999, he ceased practicing law and focused on real estate acquisitions and property development through Mach, a private holding company. Mach and its affiliates hold significant investments representing approximately 26 million sq. ft. of real estate (office, retail, residential, industrial and hotel) located primarily in Montreal and Québec City, including the Stock Exchange Tower, the CIBC Tower, the Sun Life Building, the CBC Tower and the University Complex. Mach continues to acquire and redevelop properties across North America while maintaining its institutional reputation within the market.

Emilio Imbriglio, Director. Mr. Imbriglio is the President and CEO of Raymond Chabot Grant Thornton, a position he has held since 2013. He is a member of the Strategy Committee and Board of Governors of Grant Thornton International Ltd., representing over 140 countries, as well as Chair of its Budget and Audit Committee. Being an entrepreneur himself, Mr. Imbriglio has played a leading role in developing efficient teams, specifically as the head of the Corporate Finance Consulting Group for close to 10 years. In this capacity, he spearheaded large-scale mergers, acquisitions and financing transactions, serving as a key government infrastructure and financing adviser, notably for the construction of the Centre hospitalier de l’Université de Montréal (CHUM) research centre and hospital. Mr. Imbriglio holds a B.Comm. (Honours, Accounting and Finance) and a Graduate Diploma in Accounting from Concordia University and a Master of Business Administration (Real Estate Finance and MIS) from McGill University. He is a Chartered Professional Accountant (CPA, CA). In addition to his financial executive experience, Mr. Imbriglio was a professor at Concordia and McGill universities for 18 years.

Majority Voting for Election of Directors

The Board has adopted a “majority voting” policy. Pursuant to this policy, if a nominee for election as director receives “for” votes fewer than a majority of the votes (50% + 1 vote) cast with respect to his or her election by Shareholders, he or she must immediately tender his or her resignation to the Board following the meeting of Shareholders at which the election is held. Upon receiving such resignation, the Human Resource and Corporate Governance Committee will consider it and make a recommendation to the Board on whether or not to accept the resignation. The Board shall accept the resignation absent exceptional circumstances and announce its decision in a press release promptly within 90 days following the meeting of Shareholders. If the Board determines not to accept a resignation, the press release must fully state the reasons for that decision. The resignation will be effective when accepted by the Board. The director who tendered his or her resignation is not permitted to be a part of any deliberations of the Human Resource and Corporate Governance Committee or of the Board pertaining to the resignation offer. The policy only applies in circumstances involving an uncontested election of directors.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation is, as of the date of this Circular, or has been within the last ten (10) years of the date of this Circular, a director, chief executive officer or chief financial officer or any company that while acting in such capacity: (a) was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days; or (b) was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a received, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

3.    Appointment of Auditors

PricewaterhouseCoopers LLP LLP (“PwC”) have been the auditors of the Corporation since January 31, 2020. At the Meeting, Shareholders will be requested to reappoint PwC as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the directors to fix the auditors’ remuneration. In order for the resolution to be passed, approval by the majority of the Common Shares voted in respect thereof at the Meeting is required.

Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Corporation will be voted “FOR” the appointment of PwC as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the directors to fix the remuneration of the auditors.

4.    Approval of Share Consolidation

At the Meeting, Shareholders will be asked to consider and, if thought fit, pass a special resolution (the “Share Consolidation Resolution”) authorizing the Board to elect, in its discretion to direct the Corporation to file articles of amendment (“Articles of Amendment”) to amend the Corporation’s articles in order to consolidate (or reverse split) the Corporation’s issued Common Shares into a lesser number of issued Common Shares on the basis of eight (8) old Common Shares for one (1) new Common Share (the “Share Consolidation”).

Background to and Reasons for the Share Consolidation

The Share Consolidation is being proposed in order for the Common Shares to continue to be listed on the NYSE, which requires the Corporation to comply with various listing standards, including that the Common Shares maintain a minimum average closing price of at least US$1.00 per share during a consecutive 30 trading-day period (the “Minimum Share Price Listing Standard”).

On April 7, 2020, the Corporation was notified by the NYSE that the average closing price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive trading days, and therefor the Corporation was not in compliance with the Minimum Share Price Listing Standard. The NYSE notice provided that the Corporation had six months following receipt of such notice to regain compliance with the Minimum Share Price Listing Standard. In response to the COVID-19 pandemic, the NYSE made a rule filing with the SEC which became effective on April 21, 2020 for relief on the Minimum Share Price Listing Standard which provided for an extension of the cure period until June 30, 2020. As a result of this rule filing, the Corporation’s deadline for regaining compliance with the Minimum Share Price Listing Standard is December 16, 2020 (the “Cure Deadline”).

The Corporation has yet not restored compliance with the Minimum Share Price Listing Standard but, in advance of the Cure Deadline, the Corporation’s Board of Directors determined that it is in the best interests of the Corporation to obtain Shareholder approval at the Meeting to implement the Share Consolidation. The Corporation cannot offer and is not offering any assurances that the Share Consolidation, if implemented, will ultimately result in the Corporation regaining compliance with the Minimum Share Price Listing Standard.

Assuming the receipt of shareholder approval for the Share Consolidation, the Corporation will file the Articles of Amendment to effect the Share Consolidation soon after the Meeting. NYSE will then confirm the Corporation has regained compliance with the Minimum Share Price Listing Standard once the post-consolidation trading of the Common Shares has resulted in the Common Shares having a 30 trading day average closing price of at least US$1.00 per share. The Common Shares will continue to be listed and traded on the NYSE during this period, subject to continued compliance with the NYSE’s other continued listing standards, under the symbol “HEXO”, but the NYSE has assigned a “.BC” indicator to the symbol to denote that the Corporation is below the Minimum Share Price Listing Standard. This indicator will be removed at such time as the Corporation is deemed compliant with the Minimum Share Price Listing Standard.

If the Common Shares were delisted from the NYSE and the trading price were to remain below US$1.00 per share, trading in the Common Shares may become subject to certain rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving (i) a stock defined as a “penny stock”, and (ii) persons other than established customers and accredited investors. The additional burdens imposed upon broker- dealers might discourage broker-dealers from effecting transactions in the Common Shares, which might further affect liquidity of the Common Shares.

The Corporation believes that existing and prospective investors will perceive an investment in the Common Shares more favorably if the Common Shares continue to be listed on the NYSE. In addition, delisting from the NYSE and a sustained downturn in the market price of the Common Shares could adversely affect the Corporation’s ability to raise equity financing, as and when needed, and may significantly increase the dilution that existing Shareholders would experience as a result of any such equity financing or other transaction involving the future issuance of Common Shares.

Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Share Consolidation Resolution authorizing the Board to elect, in its discretion, to file Articles of Amendment giving effect to the Share Consolidation. The Share Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (662/3%) of the votes cast by the Shareholders present virtually, or represented by proxy, at the Meeting. The full text of the Share Consolidation Resolution is as follows:

“BE IT RESOLVED, as a special resolution of the shareholders of HEXO Corp. (the “Corporation”), that:

1.

The Articles of the Corporation be amended to change the number of issued and outstanding common shares of the Corporation by consolidating the issued and outstanding common shares of the Corporation on the basis of eight (8) old common shares for one (1) new common share of the Corporation (the “Share Consolidation”), such amendment to become effective at a date in the future to be determined by the board of directors (the “Board”) of the Corporation in its sole discretion if and when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation, all as more fully described in the management information circular of the Corporation dated October 28, 2020 (the “Circular”), and subject to all necessary stock exchange approvals;

2.

The amendment to the Articles of the Corporation giving effect to the Share Consolidation will provide that no fractional common shares will be issued in connection with the Share Consolidation and the number of post-Share Consolidation common shares to be received by a holder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of common shares that such holder would otherwise be entitled to receive upon the implementation of the Share Consolidation;

3.

Any director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered Articles of the Corporation to the Director under the Business Corporations Act (Ontario) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

4.

Notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation; and

5.

Any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

For the reasons outlined above, the Board believes that obtaining Shareholder approval at the Meeting to implement the Share Consolidation is in the best interests of the Corporation and the Shareholders. Accordingly, the Board recommends that Shareholders vote their Common Shares in favour of the Share Consolidation Resolution.

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR approval of the Share Consolidation Resolution.

Effects of the Share Consolidation General

General

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio of eight (8) old Common Shares for one (1) new Common Share. At the close of business on October 27, 2020, the closing price of the Common Shares on the TSX was $0.95 per share, the closing price of the Common Shares on the NYSE was US$0.7082 per share, and there were 483,445,248 Common Shares issued and outstanding. Based on such number of issued and outstanding

Common Shares, immediately following the completion of the Share Consolidation, there will be approximately 60,430,656 Common Shares issued and outstanding (disregarding any resulting fractional Shares).

The Corporation does not expect the Share Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional Common Shares. See “No Fractional Shares” below.

The Common Shares are currently registered under Section 12(b) of the Exchange Act, and the Corporation is subject to the periodic reporting and other requirements of the Exchange Act. The Share Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Share Consolidation, the Corporation will continue to be subject to periodic reporting and other requirements of the Exchange Act and the Common Shares will continue to be listed on the TSX under the symbol “HEXO”. If the Corporation continues to meet the listing requirements of the NYSE (including the Minimum Share Price Listing Standard which it currently is not in compliance with) after the Share Consolidation, the Common Shares will continue to be listed on the NYSE under the symbol “HEXO”. In each case, the post-Share Consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Share Consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of the Share Consolidation. The number of registered Shareholders will not be affected by the Share Consolidation.

The Share Consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares. Odd lot Common Shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares. The Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.

Effect on Beneficial Shareholders

Beneficial Shareholders (i.e. non-registered Shareholders) holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for registered Shareholders. If Shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

Effect on Stock Options

As of the date of this Circular, there were 28,877,980 Options issued and outstanding under the Omnibus Plan (as defined below) and the Previous Option Plan (as defined below) to acquire a like number of Common Shares. The Omnibus Plan authorizes the Board to make appropriate adjustments to any outstanding Options in the event of any change in the Common Shares through a consolidation of the Common Shares. The Board has determined that upon the implementation of the Share Consolidation, each then outstanding Option will be adjusted as follows:

•

the number of unissued Common Shares that may be purchased through the exercise of an Option will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Share Consolidation ratio of eight (8) old Common Shares for one (1) new Common Share; and

•

the price for which one (1) Common Share may be purchased pursuant to the exercise of an Option will be increased in inverse proportion to the reduction in the number of Common Shares based on the Share Consolidation ratio of eight (8) old Common Shares for one (1) new Common Share.

Effect on Restricted Share Units (“RSU”) Awards

As of the date of this Circular, there were 2,209,231 RSU Awards issued and outstanding under the Omnibus Plan. The Omnibus Plan authorizes the Board to make appropriate adjustments to any outstanding RSU Awards in the event of any change in the Common Shares through a consolidation of the Common Shares.

The Board has determined that upon the implementation of the Share Consolidation, each then outstanding RSU Award will be adjusted such that the number of Common Shares (or the cash equivalent) that a holder of RSU Award will receive upon settlement of such RSU Award will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Share Consolidation ratio of eight (8) old Common Shares for one (1) new Common Share.

Effect on Share Certificates

If the Share Consolidation is approved by Shareholders and subsequently implemented, those registered Shareholders who will hold at least one new post-Share Consolidation Common Share will be required to exchange their share certificates representing old pre-Share Consolidation Common Shares for new share certificates representing new post-Share Consolidation Common Shares or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of new post-Share Consolidation Common Shares they hold following the Share Consolidation. The DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Share Consolidation is implemented, the Corporation (or its transfer agent) will mail to each registered Shareholder a letter of transmittal. Each registered Shareholder must complete and sign a letter of transmittal after the Share Consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholder’s old pre-Share Consolidation Common Shares. The transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a new share certificate representing the number of new post-Share Consolidation Common Shares to which the registered Shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of new post-Share Consolidation Common Shares the registered Shareholder holds following the Share Consolidation. Beneficial Shareholders (i.e. non-registered Shareholders) who hold their Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Share Consolidation will be processed should contact their intermediaries with respect to the Share Consolidation. See “Effect on Beneficial Shareholders” above.

Until surrendered to the transfer agent, each share certificate representing old pre-Share Consolidation Common Shares will be deemed for all purposes to represent the number of new post-Share Consolidation Common Shares to which the registered Shareholder is entitled as a result of the Share Consolidation. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered Shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.

Any registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered Shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued pursuant to the Share Consolidation. In lieu of any such fractional Shares, each registered Shareholder of the Corporation otherwise entitled to a fractional Common Share following the implementation of the Share Consolidation will receive the nearest whole number of post-Share Consolidation

Common Shares. For example, any fractional interest representing less than 0.5 of a post-Share Consolidation Common Share will not entitle the holder thereof to receive a post-Share Consolidation Common Share and any fractional interest representing 0.5 or more of a post-Share Consolidation Common Share will entitle the holder thereof to receive one whole post-Share Consolidation Common Share. In calculating such fractional interests, all Common Shares registered in the name of each registered Shareholder will be aggregated.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to the proposed Share Consolidation.

Accounting Consequences

If the Share Consolidation is implemented, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the Share Consolidation took effect would be recast to give retroactive effect to the Share Consolidation.

Risks Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding.

Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Share Consolidation to the extent sufficient to cure the Corporation’s non-compliance with the Minimum Share Price Listing Standard and avoid a delisting of the Common Shares from the NYSE, or that the market price of the Common Shares will not decrease in the future and again result in non-compliance with the Minimum Share Price Listing Standard. There can also be no assurance that the implementation of the Share Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the NYSE or that the Common Shares will not be delisted from the NYSE because the Corporation fails to meet other NYSE continued listing requirements.

The market price of the Common Shares immediately following the implementation of the Share Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Share Consolidation multiplied by the consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of the Share Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the Share Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Share Consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Share Consolidation will achieve this result.

If the Share Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the Share Consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company’s shares following a consolidation or reverse split may be lower than they were before the consolidation or reverse split took effect. The reduced number of Common Shares that would be outstanding after the Share Consolidation is implemented could adversely affect the liquidity of the Common Shares.

The Share Consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares on a post-Share Consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

Certain Canadian Federal Income Tax Consequences of the Share Consolidation

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder of Common Shares whose Common Shares are consolidated pursuant to the Share Consolidation and who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, holds its Common Shares as capital property and deals at arm’s length and is not affiliated with the Corporation (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Shares and all other “Canadian securities” (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (the “Tax Proposals”) before the date of hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations dis-cussed herein.

The following portion of the summary does not apply to a Holder: (i) that is a “financial institution” for purposes of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined for purposes of the Tax Act; (iii) to which the “functional currency” reporting rules in section 261 of the Tax Act apply; (iv) an interest in which is a “tax shelter investment” for purposes of the Tax Act; (v) that is a corporation that is, or becomes as part of a transaction or event or a series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation for the purpose of the foreign affiliate dumping rules in section 212.3 of the Tax Act; (vi) that has entered into or will enter into, in respect of the Common Shares, a “synthetic disposition arrangement” or a “derivative forward agreement” for the purposes of the Tax Act; or (vii) that is a partnership. In addition, this summary does not discuss all of the tax considerations applicable to a Holder who acquired Common Shares pursuant to an employment compensation plan, such as the Omnibus Plan. Such Holders should consult their own tax advisors.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars (including adjusted cost base, proceeds of disposition and dividends). For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Canadian Holder”). In general, a Canadian Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation, and in general the aggregate adjusted cost base to a Canadian Holder of all its Common Shares will be the same after the Share Consolidation as it was before the Share Consolidation.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a non-resident insurer carrying on business in Canada and elsewhere.

In general, a Non-Resident Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation. In general, the aggregate adjusted cost base to a Non-Resident Holder of all its Common Shares will be the same after the Share Consolidation as it was before the Share Consolidation.

Certain U.S. Federal Income Tax Consequences of the Share Consolidation

The following discussion is a general summary of certain U.S. federal income tax consequences of the Share Consolidation that may be relevant to holders of Common Shares that hold such Common Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. The Corporation will not request any rulings from the Internal Revenue Service (the “IRS”) on the tax consequences described below. The IRS or a U.S. court might reach a contrary conclusion with respect to the issues addressed herein if the matter were contested. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such entities; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons holding Common Shares as a position in a hedging transaction, “straddle,” “conversion transaction,” “constructive sale,” “wash sale,” “synthetic security” or other integrated or risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) holders subject to the alternative minimum tax; (xii) U.S. expatriates; and (xiii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies. In addition, this summary does not address the tax consequences arising under the laws of any non-U.S. or U.S. state or local jurisdiction and U.S. federal tax consequences other than federal income taxation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

EACH HOLDER OF COMMON SHARES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO SUCH HOLDER.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States, including an alien individual who is a permanent resident in the United States or who meets the “substantial presence” test under Section 7701(b) of the Code; (ii) a corporation or an entity classified as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

U.S. Holders

The Share Consolidation should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize a gain or loss upon the Share Consolidation. A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Share Consolidation should equal the aggregate tax basis of the Common Shares surrendered, and such U.S. Holder’s holding period in the Common Shares received should include the holding period in the Common Shares surrendered. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such Common Shares.

Non-U.S. Holders

Non-U.S. Holders that exchange Common Shares pursuant to the Share Consolidation generally should not be subject to U.S. tax on such exchange.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this special resolution at the Meeting.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote FOR this special resolution at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to describe and explain all significant elements of compensation awarded to, earned by, paid to, or payable to the Corporation’s “Named Executive Officers” for the Corporation’s fiscal year ended July 31, 2020, including: the Corporation’s philosophy, objectives and processes regarding their compensation; the elements of their compensation; and how the Corporation determines their compensation.

The Corporation’s “Named Executive Officers” consist of the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers of the Corporation other than the Chief Executive compensation was, individually, more than $150,000 (each a “Named Executive Officer” and collectively, the “Named Executive Officers”). For the fiscal year ended July 31, 2020, the Corporation’s Named Executive Officers are comprised of: (i) Sébastien St-Louis, the Corporation’s President and Chief Executive Officer; (ii) two Chief Financial Officers: Michael Monahan and Stephen Burwash (see “Summary Compensation Table” for details on the periods during which these individuals served as Chief Financial Officer during the year); (iii) Roch Vaillancourt, the Corporation’s General Counsel, (iv) Donald Courtney, the Corporation’s Chief Operating Officer; and (v) Dominique Jones, the Corporation’s Chief People Officer. No management functions of the Corporation are performed by a person or company other than the directors and executive officers of the Corporation.

Compensation Philosophy and Objectives

The Corporation’s executive compensation program is designed to provide short and long-term rewards to the Corporation’s executives that are consistent with individual and corporate performance and their contribution to the Corporation’s short and long-term objectives. The objectives of the Corporation with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain high quality executives, and to motivate key executives to contribute to the interests of the Corporation. These objectives are to be met by the principal components of the Corporation’s executive compensation program, which has been focused on a combination of base compensation, bonus remuneration and long-term incentives in the form of stock options or other security-based compensation.

The executive compensation program adopted by the Corporation and applied to its executive officers is designed to attract and retain qualified and experienced executives who will contribute to the growth and success of the Corporation. The executive compensation program attempts to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers are motivated through the program to enhance long-term shareholder value and rewarded for their yearly individual contribution in the context of overall annual corporate performance.

Compensation Governance

For fiscal year 2020, the Human Resource and Corporate Governance Committee (the “HR & CG Committee”) made all recommendations to the Board with respect to executive compensation. For additional information on the HR & CG Committee, see “Corporate Governance and Audit Committee Disclosure – Board Committees—Human Resource and Corporate Governance Committee”.

To assist in reviewing and determining executive compensation, in December 2018 and in May 2019 the Board retained Hugessen Consulting Inc. (“Hugessen”), an independent compensation consulting group, to recommend market competitive compensation for the Chief Executive Officer, Chief Financial Officer, and other executive officers of the Corporation. There was no consultation with Hugesson during the 2020 fiscal year. Hugesson’s review focused on comparing the Corporation’s compensation practices with those of a comparator group for the Corporation consisting of 12 companies in the controlled substance sector, pharmaceuticals, high growth, or in similar geographic areas, and providing recommendations resulting from this review in relation to certain executive compensation matters. The following table sets out the aggregate fees billed by Hugesson for its services related to determining compensation for the Corporation’s executive officers for the two most recently completed financial years of the Corporation:

	Year Ended July 31, 2020	Year Ended July 31, 2019
Executive Compensation-Related Fees	Nil	$102,025
All Other Fees	Nil	Nil

Compensation Components

The executive compensation program during the fiscal year ended July 31, 2020 consisted of three principal components: base salaries, annual incentive compensation and benefits, and long-term compensation in the form of stock options or other security-based compensation.

Base Salaries

Base salary is reflective of responsibilities and annual increases should, at a minimum, reflect inflationary pressures and changes in duties. At the date of hire, base salary is determined using a number of factors including industry comparators and relevant experience and is set out in the employment agreement. Annual increases are determined based upon reference to data on compensation levels of executives in comparable companies as well as the annual performance evaluation and underlying economic circumstances.

Annual Incentive Compensation and Benefits

Cash bonuses are awarded to recognize the achievement of annual corporate objectives and to recognize contributions that enhance the intrinsic value of the Corporation. Benefits commensurate with those available to all employees of the Corporation are available to executive officers.

The annual incentive plan is a cash performance plan under which a payment is made to executives, quarterly, annually or upon the achievement of specific objectives, based on the achievement of established corporate and individual goals and objectives.

The Chief Executive Officer’s employment agreement amended and signed on May 6, 2019 provides for an annual cash bonus equal to the difference between (i) 5% of the Corporation’s earnings before tax in excess of $30 million but subject to a maximum of $250 million for each fiscal year and the (ii) a specified annual incentive amount as described under “Long-Term Compensation” below. The bonus is payable is a lump sum within 30 days of receipt of the audited financial statements for the applicable year. There has been no payout to date under this bonus provision.

Long-Term Compensation

The long-term component of compensation for executive officers, including the Named Executive Officers, is based on stock options or other security-based compensation. This component of compensation is intended to reinforce management’s commitment to long term improvements in the Corporation’s performance.

The Board believes that incentive compensation in the form of stock option grants and other security-based compensation awards which vest over time, is and has been, beneficial and necessary to attract and retain both senior executives and managerial talent at other levels. Furthermore, the Board believes stock option grants and other security-based compensation awards are an effective long-term incentive vehicle because they are directly tied to share price over a longer period, generally 10 years, and motivate executives to deliver sustained long term performance and increase shareholder value, and have a time horizon that aligns with long-term corporate goals.

The Board adopted an omnibus long-term incentive plan (the “Omnibus Plan”) on June 27, 2018 as a means to grant or award not only stock options (“Options”), but also restricted shares (“Restricted Shares”), restricted share units (“RSUs”), deferred share units (“DSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”, and together with the Options, the Restricted Shares, the RSUs, the DSUs and the SARs, “Awards”) to directors, officers, senior executives and other employees of the Corporation or a subsidiary, consultants and service providers providing ongoing services to the Corporation and its affiliates (“Eligible Participants”, and when such Eligible Participants are granted Awards, “Participants”) in order to attract, retain and motivate such persons as individuals whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to the Corporation’s success, to incentivize them to continue their services for the Corporation, and to align their interests with those of the Corporation. For additional details on the Omnibus Plan, see “Security-Based Compensation Plans”.

The Chief Executive Officer’s employment agreement amended and signed on May 6, 2019 provides for an annual incentive amount, of $1,500,000 payable within 30 days of receipt of the audited financial statements for the applicable year. The annual incentive amount is divided into $500,000 in stock options, having a 10-year term and vesting 1/3 on each anniversary date in the first three years after the grant date, and $1,000,000 in restricted share units, 1/3 vesting on each anniversary date in the first three years after the grant date. For 2020, the Board agreed to advance the grant to the Chief Executive Officer; Mr. St-Louis received the grant on June 26, 2020.

Benchmarking

As previously noted, the Corporation’s approach with respect to compensation for executive officers has been assessed against a comparator group suggested by Hugesson consisting of 12 North American companies in the controlled substance, pharmaceuticals and high growth sectors, or in a similar geographic area (the “Comparator Group”). The Comparator Group consisted of the following:

Company	Selection Criteria	Market Capitalization(1)
Aphria Inc.	Controlled substance/high growth cannabis sector	$3,119 billion

The Descartes Systems Group Inc.	High growth technology	$3,748 billion

Aerie Pharmaceuticals Inc.	High growth pharmaceuticals	$2,915 billion

USANA Health Sciences Inc.	FMCG- personal products	$2,615 billion

Varonis Systems Inc.	High growth technology	$2,389 billion

The Simply Good Foods Company	FMCG packaged goods	$2,254 billion

Pacira BioSciences Inc.	High growth pharmaceuticals	$2,097 billion

Kinaxis Inc.	High growth technology, similar geographic area	$2,034 billion

Domo Inc.	High growth technology	$1,420 billion

CannTurst Holdings Inc.	High-growth cannabis	$1.094 billion

Shareworks by Morgan Stanley	High-growth technology	$1,083 billion

Demira Inc.	High growth pharmaceuticals	$971 million

Note:

(1)	Approximate market capitalization as of the time of Hugesson’s report in May 2019.

The Comparator Group was reviewed for purposes of executive officer compensation for the 2019 fiscal year but was not reviewed for the 2020 fiscal year.

Risk Analysis

As part of its review of the Corporation’s compensation policies and practices, the HR & CG Committee considers the implications of risks associated with the Corporation’s compensation policies and practices. The HR & CG Committee keeps itself apprised of the current compensation policies of companies in the same space and also draws upon the committee members’ backgrounds with other issuers to help identify and mitigate compensation policies and practices that could encourage a Named Executive Officer or individual at a principal business unit or division to take inappropriate or excessive risks. As of the date hereof, the HR & CG Committee is not aware of any material risks arising from the Corporation’s current compensation policies or practices that would be reasonably likely to have a material adverse effect on the Corporation.

Restrictions on Hedging

The Corporation has not adopted a policy restricting its Named Executive Officers and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Performance Graph

The following graph compares the total cumulative shareholder return for $100.00 invested in the Corporation’s Common Shares during the period from March 21, 2017, the date when the Corporation’s Common Shares started trading on the TSX Venture Exchange following the completion of the going public business combination transaction by The Hydropothecary Corporation, the predecessor business to the Corporation, with BFK Capital Corp. to create the business of the Corporation, to July 31, 2020, the end of the Corporation’s most recently completed financial year, with the cumulative total return of the S&P/TSX Composite Index for the same period. During this time period, trading in the Common Shares migrated from the TSX Venture Exchange to the TSX effective June 22, 2018.

The trend shown by the above graph is a significant positive total cumulative return for a Shareholder since the Corporation’s going public business combination transaction was completed in March 2017. During the same period, total compensation received by the Named Executive Officers increased in line with this trend as the transaction was completed and the Corporation raised substantial capital and significantly expanded its business. Based on the growth and results of the Corporation over this period and the return to Shareholders, no material misalignment exists between the compensation of the Named Executive Officers and the return to Shareholders.

Summary Compensation Table

The following table sets out the compensation for the Corporation’s Named Executive Officers for the three most recently completed fiscal years of the Corporation ended July 31, 2020:

Name and Principal Position	Fiscal Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(7)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(8)	Total Compensation ($)
					Annual Incentive Plans	Long- Term Incentive Plans
Sebastien St-Louis(1) Chief Executive Officer	2020 2019 2018	$457,589 $486,212 $327,308	Nil Nil Nil	$10,706,177 $8,363,731 $1,180,254	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $30,691	$11,163,766 $8,849,993 $1,521,332

Michael Monahan(2) Former Chief Financial Officer	2020 2019 2018	$163,190 $92,392 Nil	Nil Nil Nil	$0 $31,237 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$163,190 $123,629 Nil

Stephen Burwash(3) Former Chief Financial Officer	2020 2019 2018	$327,983 $152,308 Nil	Nil Nil Nil	$1,137,050 $459,412 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$1,465,033 $611,720 Nil

Roch Vaillancourt(4) General Counsel	2020 2019 2018	$354,040 $396,176 $158,606	Nil Nil Nil	$335,952 $806,407 $244,100	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$689,992 $1,202,583 $402,705

Name and Principal Position	Fiscal Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(7)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(8)	Total Compensation ($)
					Annual Incentive Plans	Long- Term Incentive Plans

Donald Courtney(5) Chief Operating Officer	2020 2019 2018	$352,843 Nil Nil	Nil Nil Nil	$1,014,848 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$1,367,691 Nil Nil

Dominique Jones(6) Chief People Officer	2020 2019 2018	$351,327 $309,644 Nil	Nil Nil Nil	$574,049 $919,829 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$925,376 $1,229,474 Nil

Notes:

(1)	For three pay periods in Q2 2020, Mr. St-Louis voluntarily reduced his salary to Quebec minimum wage.
(2)	Mr. Monahan was appointed Chief Financial Officer of the Corporation on May 22, 2019 and subsequently resigned on October 4, 2019. Mr. Monahan’s annual salary was US$550,000.
(3)

Mr. Burwash was appointed Interim Chief Financial Officer of the Corporation on May 1, 2019 and remained in that position until May 22, 2019 when Michael Monahan was appointed as Chief Financial Officer. Mr. Burwash was appointed as Chief Financial Officer of the Corporation on October 4, 2019 following Mr. Monahan’s resignation. Subsequent to year end, Mr. Burwash resigned as Chief Financial Officer on October 9, 2020.

(4)	Mr. Vaillancourt was appointed General Counsel of the Corporation on March 12, 2018.
(5)	Mr. Courtney was appointed Chief Operating Officer of the Corporation on May 22, 2019.
(6)	Mrs. Jones was appointed Chief People Officer of the Corporation on September 17, 2018.
(7)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in Note 10 of the Corporation’s audited financial statements for the year ended July 31, 2020.

(8)	Inclusive of benefits and bonus amounts.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all outstanding option-based awards (inclusive of options and RSUs) granted by the Corporation to the Corporation’s Named Executive Officers as at July 31, 2020. The Corporation has no share-based awards outstanding as at July 31, 2020.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Type of Security	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)
Sebastien St-Louis Chief Executive Officer	93,750	Stock Options	$0.75	Nov 24, 2026	$15,000
	333,333	Stock Options	$2.69	Dec 4, 2027	$Nil
	1,600,000	Stock Options	$4.89	Jul 11, 2028	$Nil
	3,333,333	Stock Options	$7.46	Feb 21, 2029	$Nil
	508,726	Stock Options	$3.30	Oct 29, 2029	$Nil
	856,061	RSUs	n/a	Oct 29, 2029	$779,015
	685,025	Stock Options	$1.02	Jun 26, 2030	$Nil
	1,010,101	RSUs	n/a	Jun 26, 2030	$919,191

Michael Monahan, Former Chief Financial Officer	325,000	Stock Options	$6.54	Jul 18, 2029	$Nil

Stephen Burwash Former Chief Financial Officer	325,000	Stock Options	$8.50	Mar 20, 2029	$Nil
	77,899	Stock Options	$3.30	Oct 29, 2029	$Nil

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Type of Security	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)
	139,205	RSUs	n/a	Oct 29, 2029	$126,676
	200,000	Stock Options	$0.69	Apr 28, 2030	$Nil

Roch Vaillancourt, General Counsel	325,000	Stock Options	$3.89	Mar 12, 2028	$Nil
	175,000	Stock Options	$4.89	Jul 11, 2028	$Nil
	57,041	Stock Options	$3.30	Oct 29, 2029	$Nil
	101,939	RSUs	n/a	Oct 29, 2029	$92,758
	200,000	Stock Options	$1.02	Jun 26, 2030	$Nil

Donald Courtney, Chief Operating Officer	325,000	Stock Options	$6.54	Jul 18, 2029	$Nil
	77,899	Stock Options	$3.30	Oct 29, 2029	$Nil
	139,205	RSUs	n/a	Oct 29, 2029	$126,676
	500,000	Stock Options	$0.69	Apr 28, 2030	$110,000

Dominique Jones, Chief People Officer	325,000	Stock Options	$7.93	Sept 17, 2028	$Nil
	57,041	Stock Options	$3.30	Oct 29, 2029	$Nil
	101,939	RSUs	n/a	Oct 29, 2029	$92,758
	370,000	Stock Options	$1.02	Jun 26, 2030	$Nil

Note:

(1)

“Value of unexercised in-the-money options” is calculated on a pre-tax basis by determining the excess of the closing market value of the Corporation’s Common Shares on July 31, 2020 on the TSX, being $0.91 over the exercise price of the options. RSUs posses the option at the holders discretion to be settled in cash or equity, thus the Corporation has deemed all RSUs to be “in-the-money” and valued at the market rate of $0.91 on July 31, 2020, as there is a potential liability to the Corporation.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning all share-based awards and option-based awards granted by the Corporation to the Named Executive Officers which were earned or have vested during the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Sebastien St-Louis President and Chief Executive Officer	$10,706,177	Nil	Nil

Michael Monahan Former Chief Financial Officer	Nil	Nil	Nil

Stephen Burwash Former Chief Financial Officer	$1,137,050	Nil	$10,000

Roch Vaillancourt General Counsel	$335,952	Nil	$8,685

Donald Courtney Chief Operating Officer	$1,014,848	Nil	$10,000

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Dominique Jones Chief People Officer	$574,049	Nil	$9,005

Note:

(1)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the notes of the Corporation’s audited financial statements for the year ended July 31, 2020.

Pension Plan Benefits

The Corporation has an RSP and a DPSP, both of which are available to the Named Executive Officers on a voluntary basis. The Corporation does not otherwise have any pension plans that provide for payments or benefits at, following, or in connection with retirement to the Named Executive Officers.

Termination and Change of Control Benefits

Other than as disclosed below, none of the Named Executive Officers were entitled to any payments following or in connection with any termination, resignation, retirement, change in control or change in the responsibilities of the Named Executive Officers.

Termination Payments

The Corporation entered into an employment agreement with Sébastien St-Louis on May 16, 2014, which was subsequently amended on November 9, 2016, December 11, 2017, March 5, 2018 and May 6, 2019 (the “St-Louis Agreement”). The St-Louis Agreement has an indefinite term. Either party may terminate the St-Louis Agreement with certain periods of advance notice. The St-Louis Agreement provides for an eighteen (18) month non-competition clause. In the event that the Corporation terminates Mr. St-Louis without cause, he is entitled to a lump sum severance payment equal to two times his then annual salary plus two times any annual incentive amount earned during the previous fiscal year, plus two times any executive cash bonus earned during the previous fiscal year, minus any statutory deductions and any amounts owing by Mr. St-Louis to the Corporation. Termination provisions also include medical, dental and life insurance coverage for two years following the date of termination or until he obtains alternative employment. In addition, upon termination without cause, Mr. St-Louis is entitled to an additional amount equal to the bonus of 5% of the Corporation’s earnings before tax which would be payable to him over the eighteen (18) month period subsequent to the date of termination calculated on a proportionate basis.

The Corporation entered into an employment agreement with Michael Monahan on June 17, 2019 (the “Monahan Agreement”). Mr. Monahan ceased to be employed with HEXO and resigned as Chief Financial Officer on October 4, 2019. The Monahan Agreement was for an “at will” employment relationship and was for an indefinite term. In the event of a termination without cause, Mr. Monahan was entitled to receive twelve (12) months’ current base salary plus an amount equal to his target bonus for the fiscal year within which the termination occurred. Mr. Monahan resigned as Chief Financial Officer on October 4, 2019.

The Corporation entered into an employment agreement with Stephen Burwash on March 4, 2019, in his capacity at the time as Vice President, Strategic Finance. Following the departure of Ed Chaplin as Chief Financial Officer of the Corporation, Mr. Burwash was promoted on an interim basis to Chief Financial Officer effective May 1, 2019 until Mr. Monahan’s appointment as Chief Financial Officer on May 22, 2019. Following the departure of Mr. Monahan, Mr. Burwash was promoted to Chief Financial Officer and his contract was amended to provide for twelve (12) months’ base salary and twelve (12) months’ bonus pay in the event of termination without cause. Mr. Burwash was required to provide eight (8) weeks’ notice of resignation under his original employment contract. Subsequent to year end, Mr. Burwash resigned as Chief Financial Officer on October 9, 2020.

The Corporation entered into an employment agreement with Roch Vaillancourt on January 22, 2018, which was subsequently amended on June 27, 2018 and July 14, 2020. (the “Vaillancourt Agreement”). The Vaillancourt Agreement has an indefinite term. The Vaillancourt Agreement provides for twelve (12) months’ severance in the event of termination without cause, and twelve (12) months’ short term incentive, and requires Mr. Vaillancourt to provide eight (8) weeks’ notice of resignation. The Vaillancourt Agreement provides for a twelve (12) month non-competition clause.

The Corporation entered into an employment agreement with Donald Courtney on May 10, 2019 (the “Courtney Agreement”). The Courtney Agreement has an indefinite term. The Courtney Agreement provides for twelve (12) months’ severance in the event of termination without cause, 12 months’ annual incentive payments calculated as the short term incentive bonus earned in the previous 12 months divided by 12. The Courtney Agreement requires Mr. Courtney to provide eight (8) weeks’ notice of resignation. The Courtney Agreement provides for a six (6) month non-competition clause

The Corporation entered into an employment agreement with Dominique Jones on September 17, 2018, which was subsequently amended on July 14, 2020 (the “Jones Agreement”). The Jones Agreement has an indefinite term. The Jones Agreement provides for twelve (12) months’ severance in the event of termination without cause, and twelve (12) months’ short term incentive and requires Mrs. Jones to provide eight (8) weeks’ notice of resignation. The Jones Agreement provides for a six (6) month non-competition clause

The following table sets out estimated payments that would have been required to be paid to the Named Executive Officers in the event of the termination of their employment by the Corporation without cause as at July 31, 2020:

Named Executive Officer	Severance Payments	Total Estimated Payment(1)
Sébastien St-Louis	24 months	$1,000,000
Michael Monahan	12 months	US$550,000
Stephen Burwash	12 months	$525,000
Roch Vaillancourt	12 months	$483,000
Donald Courtney	12 months	$350,000
Dominique Jones	12 months	$483,000

Note:

(1)

Severance payments based on salary and bonus. Amounts do not include benefits or value of unvested in-the-money options which may become vested as a result of termination without cause. See “Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards” for details on the total value of the in-the-money options held by the Named Executive Officers as at July 31, 2020.

Change of Control Payments

On December 11, 2017, on March 5, 2018, and further on May 6, 2019, based on a recommendation from the HR & CG Committee and approved by the Board, an amendment to the St-Louis Agreement was issued. This amendment provides for certain payments which would be payable to Mr. St. Louis in the event of a change of control in the Corporation. Under these amendments, the Corporation will be required to make payments to the Mr. St-Louis in the event that there is a change of control and either: (a) his employment is terminated by the Corporation on or within twenty-four (24) months of the change of control; or (b) there is a material change in his duties and responsibilities on or within twenty-four (24) months of the change of control such that he is required to assume duties that are not consistent with, or to relinquish responsibilities that are consistent with, those customarily and usually performed by an individual in his position and the duties and responsibilities previously performed by him, and he resigns from his employment as a result. The payment payable to Mr. St-Louis in the event of a change of control will be, in addition to unpaid salary, bonus and vacation pay, a lump sum equal to 2 times his then annual salary, 2 times any annual incentive amount plus 2 times any cash bonus earned in the prior fiscal year. In addition, upon a change of control, the vesting of all unvested stock options, restricted share units and other security-based compensation awards under the Omnibus Long-Term Incentive Plan shall immediately vest and be exercisable for a period of 12 months from the date he ceases to be an employee of the Corporation.

As senior executives of the Corporation, Mr. Vaillancourt, Mr. Courtney and Mrs. Jones have contract provisions for certain payments which would be payable to them in the event of a change of control in the Corporation. Under these amendments, the Corporation will be required to make payments to the executives in the event that there is a change of control and either: (a) the executive’s employment is terminated by the Corporation on or within twenty-four (24) months of the change of control; or (b) there is a material change in the executive’s duties and responsibilities on or within twenty-four (24) months of the change of control such that the executive is required to assume duties that are not consistent with, or to relinquish responsibilities that are consistent with, those customarily and usually performed by an individual in the executive’s position and the duties and responsibilities previously performed by the executive, and the executive resigns from his employment as a result. The payments payable to each of the executives in the event of a change of control will be a lump sum equal to the total of twenty-four (24) months’ salary plus the bonus earned by the executive over the twenty-four (24) month period preceding the executive’s termination or resignation. In addition, upon a change of control, the vesting of all unvested stock options held by each of the executives will accelerate and such options will become vested and exercisable immediately upon the executive’s termination or resignation for a period of ninety (90) days.

“Change of control” is defined under these agreements to mean the occurrence of any one or more of the following transactions, whether accomplished in a single transaction or series of transactions: (i) any sale, exchange, conveyance or other disposition of securities of the Corporation (other than through the issuance of equity securities by the Corporation as part of a financing transaction), in a transaction or series of related transactions after giving effect to which more than fifty percent (50%) of the voting power or equity value of the Corporation is held by holders of shares of the Corporation who were not shareholders (or affiliates thereof) immediately prior to the first of such transactions; (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation’s assets (other than a sale, lease, transfer, exclusive license or other disposition to a wholly-owned subsidiary of the Corporation); (iii) a merger or consolidation involving the Corporation; or (iv) any similar transaction or series of transactions.

The following table sets out estimated payments that would have been required to be paid to the Named Executive Officers in the event of the termination of their employment by the Corporation following a change of control as at July 31, 2020:

Named Executive Officer	Severance Payments	Total Estimated Payment(1)
Sébastien St-Louis	24 months	$2,500,000
Michael Monahan	24 months	$1,100,000 USD
Donald Courtney	24 months	$700,000
Stephen Burwash	24 months	$700,000
Roch Vaillancourt	24 months	$690,000
Dominique Jones	24 months	$690,000

Note:

(1)

Change of control payments based on salary, bonus and any prescribed additional payment under the employment agreements of the Named Executive Officers. Amounts do not include benefits or value of unvested in-the-money options which may become vested as a result of change of control. See “Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards” for details on the total value of the in-the-money options held by the Named Executive Officers as at July 31, 2020.

Director Compensation

The HR & CG Committee assists the Board with respect to the establishment of the Corporation’s compensation program for its directors. The main objectives of the directors’ compensation program are to: compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership, and competitive with other comparable issuers; and align the interests of the directors with those of the Shareholders. Unlike compensation for the Named Executive Officers, the directors’ compensation program is not designed to pay for performance; rather, directors receive retainers for their services in order to help ensure unbiased decision-making.

There was no independent review of Board member compensation in 2020. Effective December 11, 2019, Director compensation was revised to consist of an annual retainer fee in the amount of $50,000 for each Board member, plus an additional $10,000 for the Chair. Directors also receive reimbursement for reasonable expenses incurred in connection with attending Board and committee meetings.

Director Compensation Table

The following table sets forth information concerning the compensation earned by the non-executive directors during the 12 months ended July 31, 2020.

Name	Fees Earned ($)(2)	Share-Based Awards ($)	Option-Based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Adam Miron	$184,896	Nil	$392,823	Nil	Nil	Nil	$577,719
Dr. Michael Munzar	$23,817	Nil	$289,702	Nil	Nil	Nil	$313,519
Jason Ewart	$23,817	Nil	$272,195	Nil	Nil	Nil	$296,012
Vincent Chiara	$19,848	Nil	$289,329	Nil	Nil	Nil	$309,177
Nathalie Bourque	$9,684	Nil	$164,918	Nil	Nil	Nil	$174,602

Note:

(1)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the notes of the Corporation’s audited financial statements for the year ended July 31, 2020.

(2)	Effective Q2 of 2020, all directors voluntarily agreed to forego annual retainers that were normally paid on a quarterly basis. Payment for Q4 2020 was made in Q1 2021.
(3)	Emilio Imbriglio is not included in the table above as he was appointed a director subsequent to year end on October 23, 2020.

Director Compensation – Outstanding Option-Based Awards

The following table sets out information concerning all outstanding share-based awards and option-based awards granted by the Corporation to the Corporation’s non-executive directors as at July 31, 2020. The Corporation has no share-based awards outstanding as at July 31, 2020.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Type of Security	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)
Dr. Michael Munzar, Director	60,000	Stock Options	$0.58	Nov 17, 2024	$19,400
	150,000	Stock Options	$0.75	Apr 20, 2026	$24,000
	300,000	Stock Options	$0.75	Nov 15, 2026	$48,000
	150,000	Stock Options	$2.69	Dec 4, 2027	$Nil
	200,000	Stock Options	$4.89	Oct 29, 2029	$Nil
	50,000	Stock Options	$5.88	Oct 29, 2029	$Nil
	500,000	Stock Options	$1.02	Jun 26, 2030	$Nil

Jason Ewart, Director	5,000	Stock Options	$0.58	Nov 17, 2024	$1,650
	150,000	Stock Options	$0.75	Apr 20, 2026	$24,000
	150,000	Stock Options	$0.75	Nov 15, 2026	$24,000
	100,000	Stock Options	$2.69	Dec 4, 2027	$Nil
	200,000	Stock Options	$4.89	Oct 29, 2029	$Nil
	50,000	Stock Options	$5.88	Oct 29, 2029	$Nil
	300,000	Stock Options	$1.02	Jun 26, 2030	$Nil

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Type of Security	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)

Vincent Chiara, Director	75,000	Stock Options	$1.27	Jul 24. 2027	$Nil
	25,000	Stock Options	$2.48	Nov 6, 2027	$Nil
	100,000	Stock Options	$2.69	Dec 4, 2027	$Nil
	200,000	Stock Options	$4.89	Oct 29, 2029	$Nil
	50,000	Stock Options	$5.88	Oct 29, 2029	$Nil
	500,000	Stock Options	$1.02	Jun 26, 2030	$Nil

Nathalie Bourque, Former Director	58,332	Stock Options	$2.48	Nov 6, 2027	$Nil
	100,000	Stock Options	$2.69	Dec 4, 2027	$Nil
	200,000	Stock Options	$4.89	Oct 29, 2029	$Nil
	50,000	Stock Options	$5.88	Oct 29, 2029	$Nil

Adam Miron, Director	50,000	Stock Options	$2.69	Dec 4, 2027	$Nil
	350,000	Stock Options	$4.89	Oct 29, 2029	$Nil
	50,000	Stock Options	$5.88	Oct 29, 2029	$Nil
	500,000	Stock Options	$1.02	Jun 26, 2030	$Nil

Notes:

(1)

“Value of unexercised in-the-money options” is calculated by determining the excess of the closing market value of the Corporation’s Common Shares on July 31, 2020 on the TSX, being $0.91, over the exercise price of the options.

(2)	Emilio Imbriglio is not included in the table above as he was appointed a director subsequent to year end on October 23, 2020.

Director Compensation – Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning all share-based awards and option-based awards granted by the Corporation to the Corporation’s non-executive directors which were earned or have vested during the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Adam Miron	$392,823	Nil	Nil

Dr. Michael Munzar	$289,702	Nil	Nil

Jason Ewart	$272,196	Nil	Nil

Vincent Chiara	$289,702	Nil	Nil

Nathalie Bourque	$164,919	Nil	Nil

Notes:

(1)

Based on the grant date fair value calculated using the Black Scholes model. The Corporation chose the Black Scholes model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the notes of the Corporation’s audited financial statements for the year ended July 31, 2020.

(2)	Emilio Imbriglio is not included in the table above as he was appointed a director subsequent to year end on October 23, 2020.

Directors’ and Officers’ Liability Insurance

On March 21, 2020, the Corporation’s directors and officers (“D&O”) insurance program expired. The Corporation has since then decided to secure D&O coverage through the implementation of a captive program. On August 21, 2020, the Corporation effectively established a cell captive for the purposes of side A coverage, with coverage retroactive to March 21, 2020. It currently is in the process of establishing a Bermuda-based corporation for the purposes of sides B and C coverages. Once established, coverage for sides B and C of the captive program will apply retroactively to March 21, 2020. Pending that implementation, the Corporation is self-ensuring for sides B and C of D&O coverage purposes. Current side A coverage is $23 million.

CORPORATE GOVERNANCE AND AUDIT COMMITTEE DISCLOSURE

The Board is committed to the highest standards of integrity, fiduciary duty and corporate governance. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”, and together with NI 58-101, the “CSA Guidelines”) set out a series of guidelines for effective corporate governance. Under the CSA Guidelines, the Corporation must disclose on an annual basis the corporate governance practices it has adopted. In this section, the Corporation summarizes such practices, in addition to certain other governance matters.

Board of Directors

Composition and Independence

The Board is currently comprised of six members, following the appointment of Emilio Imbriglio as a director of the Corporation on October 23, 2020. All but two of the six directors are considered to be independent under the CSA Guidelines and in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”). The directors of the Corporation who are independent are Dr. Michael Munzar, Jason Ewart, Vincent Chiara and Emilio Imbriglio. Sébastien St-Louis, the President and CEO of the Corporation, is not independent as he is an employee and executive officer of the Corporation, and Adam Miron, the former Chief Brand Officer of the Corporation, is not independent as he was an employee and executive officer of the Corporation within the last three years. As four out of the six directors of the Corporation are independent, a majority of directors are independent.

The Chair of the Board, Dr. Michael Munzar, is an independent director. The Board has developed a written position description for the Chair. The role of the Chair is to provide leadership to the Board with respect to its functions, and in this role the Chair’s responsibilities include: establishing procedures to govern the Board’s work; ensuring the Board has adequate resources; ensuring that delegated committee functions are carried out and reported to the Board; acting as a liaison between the Board and management through the CEO; and meeting periodically with the CEO and the Corporate Secretary to review governance issues including the level of communication between management and the Board.

The independent directors meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting (unless they waive such requirement). In addition, they generally have at least one meeting (by phone) per month at which non-independent directors and members of management are not present.

Other Directorships

Currently, the following directors serve on the boards of other public companies, as listed below:

Name of Director	Other Reporting Issuers
Vincent Chiara	PRO Real Estate Investment Trust (TSXV:PRV)

Jason Ewart	Advantgewon Oil Corp. (CSE:AOC) Bradstone Capital Corp. (CSE:HPBI)

Meeting Attendance

The following table summarizes for each of the directors the number of Board and Board committee meetings they attended for the fiscal year ended July 31, 2020.

Director	Board Meetings	Audit Committee Meetings	HR & CG Committee Meetings
Nathalie Bourque (2)	8/13	5/9	2/4
Vincent Chiara	12/13	9/9	3/4
Jason Ewart	13/13	9/9	4/4
Adam Miron (3)	12/13	N/A	2/4
Dr. Michael Munzar (4)	13/13	4/9	N/A
Sébastien St-Louis	12/13	N/A	N/A

Note:

(1)	Emilio Imbriglio is not included in the table above as he was appointed a director subsequent to year end on October 23, 2020.
(2)

Natalie Bourque’s last attendance at a meeting of the Board of Directors was on January 15, 2020, last attendance at a meeting of the Audit Committee was on December 15, 2019, and last attendance at a meeting of the HR & CG Committee was on December 11, 2019.

(3)	Adam Miron’s first attendance at a meeting of the HR & CG Committee was on March 10, 2020.
(4)	Dr. Michael Munzar’s first attendance at a meeting of the Audit Committee was on March 6, 2020.

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board has adopted a written mandate which provides that the core responsibilities of the Board include stewardship and oversight in the following areas:

(a) Strategic Plan

The Board meets annually, at the end of the year, and may also have special meetings as required, to review the Corporation’s overall business strategies and its annual business plan, as well as major strategic initiatives, to allow for the Board to evaluate whether the Corporation’s proposed actions generally accord with the objectives of the Corporation.

(b) Identification of Principal Risks

The Board, directly and through the Audit Committee as well as the other committees of the Board, reviews the principal risks of the Corporation’s business and the appropriateness of the systems management puts in place to manage these risks. A current report on risk management is presented to and reviewed by the Audit Committee each quarter.

(c) Communication Policy

The Disclosure and Confidentiality Policy established by the Board summarizes practices regarding disclosure of material information to investors, analysts and the media. The Board, in consultation with the HR & CG Committee, monitors and advises on compliance with this Policy.

The Board is also responsible for approving the content of the Corporation’s major communications to shareholders and the investing public, including the interim and annual reports, the management proxy circular, the annual information form, and any prospectuses that may be issued and significant press releases.

(d) Internal Control and Management Information Systems

The Board, acting through the Audit Committee, monitors the implementation of appropriate internal control systems. The Audit Committee reports, at least quarterly, to the Board and periodically includes in its reports updates on the status of the Corporation’s internal control systems.

(e) Shareholder Feedback

The Board monitors management in its ongoing development of appropriate investor relations programs and procedures to receive and respond to shareholder feedback.

Board Committees

At present, the Board has two standing committees, the Audit Committee and the HR & CG Committee. Both committees are comprised entirely of independent directors.

Audit Committee

At present, the Audit Committee consists of Jason Ewart (Chairman), Michael Munzar, Vincent Chiara and Emilio Imbriglio, all of whom are “independent” within the meaning of NI 52-110. Each member of the Audit Committee is also “financially literate” within the meaning of NI 52-110, as they have an understanding of the accounting principles used to prepare the Corporation’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Information concerning the relevant education and experience of the Audit Committee members can be found in “Business to be Transacted at the Meeting – Election of Directors” in this Circular.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Corporation’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Corporation’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Corporation’s internal auditors. The Audit Committee has specific responsibilities relating to the Corporation’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Corporation; and the Corporation’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members.

See the section entitled “Audit Committee Information” in the Corporation’s Annual Information Form filed under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR www.sec.gov on October 28, 2020 for the fiscal year ended July 31, 2020 for additional information regarding the Audit Committee, including the full text of the Audit Committee’s charter.

Human Resource and Corporate Governance Committee

At present, the HR & CG Committee consists of Adam Miron (Chair), Vincent Chiara and Jason Ewart, with Vincent Chiara and Jason Ewart being “independent” within the meaning of NI 52-110. The Board believes that the members of the HR & GC Committee possess the combined knowledge, experience and backgrounds necessary to fulfill the Committee’s mandate. Information concerning the relevant education and experience of the HR & CG Committee members can be found in “Business to be Transacted at the Meeting – Election of Directors” in this Circular.

The core responsibilities of the HR & CG Committee include stewardship and oversight in the following areas: (a) corporate governance; (b) nomination of directors and Board composition; (c) assessment of director independence; (d) orientation and continuing education; (e) business conduct and ethics; (f) Chief Executive Officer and director assessment; and (g) compensation for executive officers and directors.

Regarding compensation, the HR & CG Committee’s responsibilities include: (a) reviewing and making recommendations to the Board with respect to the overall compensation strategy and policies for directors, officers and employees of the Corporation, including executive officer and management compensation criteria, corporate and personal goals and objectives; (b) reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommending to the Board the compensation level of the Chief Executive Officer based on this evaluation; (c) reviewing and making recommendations to the Board with respect to the compensation of the Chairman of the Board; (d) reviewing and making recommendations to the Board with respect to the annual compensation of all other executive officers and directors of the Corporation. The Board conducts a review, through the HR & CG committee, at least once every two years, of the components and amount of

Board compensation in relation to other similarly situated companies. Board compensation should be consistent with market practices but should not be set at a level that would call into question the Board’s objectivity; (e) administering the Corporation’s Stock Option Plan, Omnibus Plan, and any other Restricted Share Unit Plan or Deferred Share Unit Plan that may be in effect from time to time, in accordance with the terms of such plans; (f) making recommendations to the Board with respect to the Corporation’s incentive compensation and equity-based plans that are subject to Board approval; and (g) reviewing and approving the annual public disclosure in the information circular relating to executive compensation of the Corporation.

Position Descriptions

The Board has developed a written position description for the Chair of the Board and for the chair of each of the Audit Committee and the HR & CG Committee. The Board has adopted general terms describing the responsibilities of the chair of each board committee, namely those of presiding committee meetings, and overseeing the way in which the relevant board committee carries out its mandate. The chair of a board committee is required, following a meeting of such committee, to report to the Board at the next regularly scheduled meeting of the Board. The chair of each Board committee is responsible for the management, the development and the effective performance of the committee. The chair of each Board committee provides leadership and direction to the committee for all aspects of the committee’s work and takes all reasonable measures to ensure such committee fulfils its responsibilities.

The Board has not developed a written position description for the Chief Executive Officer. However, the Chief Executive Officer leads the management of the Corporation’s business and affairs and the implementation of the resolutions and policies of the Board. In this capacity, his key responsibilities are determined with reference to those typically carried out by an individual in this position and by ongoing discussion with the Board and include: leading the development of the Corporation’s overall strategy; operational direction including facilities development, product development, geographic expansion and strategic relationships; human resources management; Board interaction; risk management; and effective communication with shareholders, clients, employees, regulators and other stakeholders.

Orientation and Continuing Education

Due to the size of the Corporation’s Board, no formal program currently exists for the orientation of new directors and existing directors provide orientation and education to new members on an informal and ad hoc basis. No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters. Each director of the Corporation has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

Ethical Business Conduct

The directors of the Corporation have adopted a formal written code of business conduct and ethics (the “Code”) in addition to compliance with applicable governmental laws, rules and regulations. The Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

avoidance of conflicts of interest with the interests of the Corporation, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	confidentiality of corporate information;

•	protection and proper use of corporate assets and opportunities;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of any violations of the Code to an appropriate person or person identified in the Code; and

•	accountability for adherence to the Code.

The Code sets the minimum standards expected to be met or exceed in all business and dealings of the Corporation, and provides guidelines to help address new situations. The directors of the Corporation expect the Corporation’s employees, officers and directors to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interest and the interests of the Corporation.

The Code has been filed under the Corporation’s profile on SEDAR www.sedar.com and is available on the Corporation’s website at www.hexocorp.com/governace.

The Corporation has adopted a Whistleblower Policy that provides a channel for individuals to express concerns, questions, or observations of misconduct, unethical behavior, and/or noncompliance directly and anonymously to the Corporation’s General Counsel or Audit Committee Chair or to an anonymous ethics hotline.

Nomination of Directors

The HR & CG Committee is responsible for identifying and recommending potential appointees to the Board. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve. The HR & CG Committee is composed of at least three directors appointed by the Board, each of whom the Board has determined to be independent as contemplated by the laws, regulations and listing requirements to which the Corporation is subject. The Chief Executive Officer of the Corporation takes part in the work of the HR & CG Committee as a non-voting member and removes himself where the HR & CG Committee decides on his remuneration and on corporate governance matters.

Compensation

The HR & CG Committee is charged with reviewing on an annual basis the compensation and benefits paid to the directors in light of market conditions and practice and in light of risks and responsibilities.

Assessments

The HR & CG Committee is responsible for monitoring the effectiveness of the Board and the performance of the directors. The process is facilitated by questionnaires sent by the Chair of the HR & CG Committee to enable individual directors to provide feedback on the effectiveness of the Board and its Committees. Following receipt of the questionnaires, the Chair of the HR & CG Committee may contact the directors separately in order to discuss their answer to the questionnaires. The HR & CG Committee assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The HR & CG Committee recommends changes to enhance the performance of the Board based on the survey feedback.

Director Terms Limits and Other Mechanisms of Board Renewal

The Corporation does not have a retirement policy and does not discriminate based on age. The Corporation considers it to be an integral role of the Board and the HR & CG Committee to assess director engagement and fitness to be a director of the Corporation.

Similarly, the Board of Directors has not adopted a term limit for Directors or established a formal process for the renewal of Board membership. The Board is of the view that the imposition of arbitrary director term limits may diminish the benefits derived from continuity amongst members and their familiarity with the Corporation and the industry in which it operates, and could unnecessarily expose the Corporation to losing experienced and valuable talent. The Board’s renewal process is built around the concept of performance management. To that end, the Board relies on assessment procedures, and the role of the HR & CG Committee, to ensure the quality and expertise of its Board.

Diversity

Policies Regarding the Representation of Women

The Corporation does not have a formal policy with respect to the representation of women on the Board. The Board is mindful of the benefit of diversity on the Board and regards involvement of women and their experience and input as constructive to the Board’s decision-making process. Establishing and implementing a policy regarding female representation on the Board will be an element that the Corporation will take into consideration going forward. As at July 31, 2020, and following Nathalie Bourque’s resignation as a director of the Corporation on February 6, 2020, none of the Board members were women. The Board is committed to increasing that level as board turnover occurs from time to time taking into account the skills, background, experience and knowledge desired at a particular time by the Board and its committees.

In general, the Board aspires to continuously improving the diversity of the Board and the Corporation’s management team. While the Board has not adopted any formal diversity policies and makes executive officer appointment decisions based on merit, the Board believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Corporation’s executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Corporation believes that diversity is an important attribute of a well-functioning Board and an efficient team of executive officers. The Corporation recognizes that gender diversity is a significant aspect of diversity and believes women play an important leadership role in executing on the Corporation’s strategy, and this belief forms an important part of the focus of management in the appointment and recruitment of officers and the Board in the search and selection of nominee directors.

Consideration of the Representation of Women in the Director Identification and Selection Process

The HR & CG Committee will, within the purview of its mandate, have the responsibility to take gender into consideration as part of its overall recruitment and selection process in respect of the Board. Accordingly, when searching for new directors, the HR & CG Committee will consider the level of women representation on the Board and, where appropriate, will recruit qualified women candidates as part of the Corporation’s overall recruitment and selection process to fill Board positions, as the need arises, through vacancies, growth or otherwise.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation will consider and be sensitive to the representation of women when making executive officer appointments. However, considering the relatively small number of positions in question, the Corporation refrains from setting targets for the representation of women among its executive officers. It is important that each individual appointed as an executive officer be considered on the individual’s merits and on the needs of the Corporation at the relevant time. Targets based on specific criteria could limit the Corporation’s ability to appoint the individual who is the best qualified for the position. As of July 31, 2020, there was one women occupying an executive officer position with the Corporation. This represents 20% of an executive team of five. The Corporation remains committed to monitoring the gender diversity of its executive officers going forward.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a measurable objective for achieving gender diversity on the Board or in executive officer positions. The Corporation will consider establishing measurable objectives and targets as it further develops.

SECURITY-BASED COMPENSATION PLANS

Security-Based Compensation Plans

The Corporation has two security-based compensation plans, being the Omnibus Plan and a stock option plan which had been adopted prior to the adoption of the Omnibus Plan (the “Previous Option Plan”). No additional stock options have been or will be issued under the Previous Option Plan since the adoption of the Omnibus Plan.

The following table provides a summary of certain material provisions of the Omnibus Plan:

Administration	The Omnibus Plan is administered and interpreted by the Board. The Board may decide by resolution to appoint a committee of at least three members to administer and interpret the Omnibus Plan.

Eligibility	The persons eligible to receive Awards are the Eligible Participants.

Reserve Maximum

Subject to adjustment, the total number of Common Shares reserved and available for grant and issuance pursuant to Awards shall not exceed a number of Common Shares equal to ten percent (10%) of the total issued and outstanding Common Shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the Shareholders of the Corporation from time to time.

The Omnibus Plan is a “rolling plan” or “evergreen plan”. This means any increase in the issued and outstanding Common Shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of Common Shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Plan.

Securities Awarded and Available	As of July 31, 2020, the Corporation had 482,465,748 Common Shares issued and outstanding and, as a result, 48,246,575 Common Shares available to be reserved for issuance under the Omnibus Plan. As of the same date, the Corporation had 25,288,328 and 2,348,434 Common Shares issuable pursuant to Options and RSUs, respectively, granted under the Omnibus Plan. Accordingly, 20,609,812 Common Shares remained available for issuance under the Omnibus Plan as of July 31, 2020.

Participation Limits	The aggregate number of Common Shares (i) issued to insiders under the Omnibus Plan or any other proposed or established security-based compensation arrangement within any one-year period and (ii) issuable to insiders at any time under the Omnibus Plan or any other proposed or established security-based compensation arrangement, shall in each case not exceed ten percent (10%) of the issued and outstanding Common Shares (on a non-diluted basis).

Market Value as of Grant

Restricted Shares

Restrictions and conditions on the disposition of Restricted Shares that are granted are determined by the Board at the time of grant.

Options

The option price for Common Shares that are the subject of any Option shall be determined by the Board at the time the Option is granted, but may not be less than Market Value at the time of grant. The terms of the Omnibus Plan allow for the exercise of an Option on a cashless basis. The number of Common Shares received on the cashless exercise of an Option is determined by taking (i) the difference between (A) the Market Value and (B) the exercise price of such Option, (ii) multiplying that difference by the number of Common Shares to which such Option relates, and then (iii) dividing that product by the Market Value.

DSUs

Each Eligible Participant may elect, once each calendar year, to be paid a percentage of his or her annual retainer in the form of DSUs. The number of DSUs an Eligible Participant is entitled to receive is calculated by taking (i) the percentage elected by the Eligible Participant, (ii) multiplying that percentage by the Eligible Participant’s annual retainer, and then (iii) dividing that product by the Market Value.

RSUs

The purchase price of an RSU is determined by the Board and may be zero.

SARs

The exercise price of a SAR shall be fixed by the Board, but may not be less than the Market Value at the time of grant. Upon exercise, the holder is entitled to receive the number of Common Shares equal to the excess of the Market Value on the effective date of such exercise over the exercise price of the SAR.

Retention Awards

A retention award entitles an Eligible Participant to receive the number of Common Shares that is equal to the retention payment divided by the Market Value on the vesting date of the retention award, disregarding fractions and less any amounts withheld for taxes.

“Market Value” means at any date when the Market Value of Common Shares of the Corporation is to be determined, the volume weighted average trading price of the Common Shares on the five trading days prior to the date of grant, calculated by dividing the total value by the total volume of Common Shares traded for the five trading days prior to the date of grant on the principal stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith.

Market Appreciation/Dividend Payment

The Omnibus Plan contemplates the award of SARs.

In addition, a holder of DSUs is entitled to receive additional DSUs (or fractions thereof) when dividends are declared and paid on Common Shares. The additional DSUs are based on (i) the actual amount of dividends that would have been paid if the Participant had held Common Shares under the Omnibus Plan on the applicable record date divided by (ii) the Market Value on the date on which the dividends on Common Shares are payable.

Vesting

Restricted Shares

The Omnibus Plan does not contemplate any required vesting of the Restricted Shares. Restrictions and conditions on the disposition of Restricted Shares are determined by the Board at the time of grant.

Options

The Board shall, from time to time by resolution, determine the vesting provisions of the Options.

DSUs

The Board may, at the time of grant, make DSUs subject to restrictions and conditions (i.e. continuing employment or achievement of pre-established performance goals). DSUs are exercisable immediately following the date a Participant resigns or is terminated.

RSUs

The relevant conditions and vesting provisions of a RSU are determined by the Board (including the performance period and criteria, if any). In making its determination regarding the vesting requirements applicable to any RSUs, the Board shall ensure that such requirements are not considered a “salary deferral arrangement” for purposes of applicable legislation. The Board also sets a date upon which it is determined whether the vesting conditions with respect to RSUs have been met (the “RSU Vesting Determination Date”). This then establishes the number of RSUs that become vested. The RSU Vesting Determination Date cannot fall outside the period (the “Restricted Period”) that ends on December 31 of the year that is three (3) years after the calendar year in which the grant of RSUs was made. Any RSU that remains unvested on the RSU Vesting Determination or at the end of the Restricted Period, whichever is earlier, is cancelled.

SARs

The relevant conditions and vesting provisions of a SAR are determined by the Board (including the performance period and criteria, if any).

Retention Awards

The relevant conditions and vesting provisions of a Retention Award are determined by the Board (including the performance period and criteria, if any).

Term

Restricted Shares

Determined by the Board.

Options

The Board shall determine the period in which an Option is exercisable. An Option cannot expire later than ten (10) years from the date it is granted.

DSUs

A Participant may redeem his or her DSUs up to the 120th day after the date of his or her termination.

RSUs

The Board shall determine the Restricted Period, provided such Restricted Period cannot expire later than December 31 of the year that is three (3) years after the calendar year in which the grant of RSUs was made.

SARs

The Board shall determine the period during which a SAR is exercisable, provided such period cannot expire more than ten (10) years from the date the SAR was granted. Retention Awards The relevant conditions and vesting provisions of a Retention Award are determined by the Board (including the performance period and criteria, if any).

Cessation

Options, SARs and Retention Awards

Termination for Cause.

Any Option, SAR or Retention Award, or any unexercised or unvested portion thereof, shall terminate when a Participant ceases to be an Eligible Participant for “cause”.

Death.

Any vested Option, SAR or Retention Award or the unexercised portion thereof (“Vested Award”), may be exercised by the estate of a Participant if such Participant dies while he or she is an Eligible Participant. However, a Vested Award must be exercised (i) within one (1) year of the Participant’s death or (ii) prior to the expiration of the original term of such Vested Award, whichever is earlier.

Disability.

Any Option, SAR or Retention Award, or any unexercised portion thereof, may be exercised by the Participant or his/her representative as the rights to exercise accrue. However, the Award must be exercised (i) within three (3) years of the disability, (ii) until the Participant becomes eligible for long-term disability benefits, or (iii) prior to the expiration of the original term of the Award, whichever is earlier.

Other.

If a Participant ceases to be an Eligible Participant for any reason other than for “cause”, death, or disability, the right to exercise an Option, SAR or Retention Award shall be limited to and expire on the earlier of (i) one (1) year after the date the Participant ceases to be an Eligible Participant or (ii) the expiry date of the Award set forth in the agreement pursuant to which the Award was granted.

RSUs

Termination for Cause.

Any unvested RSUs credit to a Participant’s account shall be forfeited and cancelled immediately upon such Participant ceasing to be an Eligible Participant for “cause” or by resignation.

Cessation of Employment.

When a Participant retires, becomes eligible to receive long-term disability benefits, or has his or her employment terminated for reasons other than “cause” or by reason of injury or disability, such Participant’s participation in the Omnibus Plan shall be terminated immediately. Unvested RSUs shall remain in effect until the applicable RSU Vesting Determination Date.

Retirement.

If a Participant retires and becomes involved in another business or activity in the cannabis industry prior to the applicable RSU Determination Date, then (i) if the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such Participant shall be forfeited and cancelled, or (ii) if the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such Participant is entitled to receive the number of Common Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Corporation.

Death.

If a Participant dies, his or her participation in the Omnibus Plan terminates immediately. All unvested RSUs remain in effect until the RSU Vesting Determination Date. If the Board determines the vesting conditions have not been met on the RSU

Vesting Determination Date, the unvested RSUs of such deceased Participant shall be forfeited and cancelled. If the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such deceased Participant is entitled to receive the number of Common Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Corporation.

Leave of Absence.

If a Participant voluntarily takes a leave of absence, his or her participation in the Omnibus Plan terminates immediately. All unvested RSUs remain in effect until the RSU Vesting Determination Date. If the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such Participant shall be forfeited and cancelled. If the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such Participant is entitled to receive the number of Common Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Corporation.

Restricted Shares

Upon a Participant ceasing to be an Eligible Participant for any reason, any Restricted Shares that have not vested at such time shall automatically be deemed to have been reacquired by the Corporation.

Assignability	Awards granted under the Omnibus Plan are transferrable or assignable only to a “permitted assign”. A permitted assign means the spouse of a Participant or a trustee, holding entity, or RRSP/RRIF of the Participant or his or her spouse.

Amendments

The Board may amend the Omnibus Plan or any Award with consent of the Participants provided that the amendment shall:

•  not adversely alter or impair any Award previously granted;

•  be subject to any regulatory approvals;

•  be subject to Shareholder approval, where required, provided that Shareholder approval is not required for following amendments and the Board may make any changes which may include but are not limited to: (i) amendments of a “housekeeping” nature; (ii) a change to the vesting provisions of any Award; (iii) the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus Plan reserve; and (iv) the addition of or amendment to any form of financial assistance.

The Board needs Shareholder approval to make the following amendments:

•  any change to the maximum number of Common Shares issuable under the Omnibus Plan, except any increase due to an adjustment or due to the evergreen nature of the plan;

•  any amendment that reduces the exercise price of an Award;

•  any amendment that extends the expiry date of an Award;

•  any amendment that changes the Eligible Participants, including a change that would have the potential to broaden the participation by insiders;

•  any amendment that would permit an Award to be transferable or assignable other than as currently permitted;

•  any amendment that increases the maximum number of shares issuable or issued to insiders; and

•  any amendment to the amendment provisions of the Omnibus Plan.

Common Shares held directly or indirectly by insiders that may benefit from certain amendments shall be excluded from voting when obtaining Shareholder approval.

Financial Assistance	The Omnibus Plan does not contain any form of financial assistance.

Change of Control

In the event of a “Change in Control”, a reorganization of the Corporation, an amalgamation of the Corporation, an arrangement involving the Corporation, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the Common Shares or the sale or disposition of all or substantially all of the property and assets of the Corporation, the Board may make such provision for the protection of the rights of the Participants as the Board in its discretion considers appropriate in the circumstances.

“Change in Control” means an event whereby (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Common Shares or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; or (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets.

Adjustments	The Omnibus Plan may be adjusted if certain changes are made to the Corporation’s capitalization (e.g. subdivision, consolidation or reclassification of or a distribution of assets on (other than an ordinary course dividend) the Common Shares) in order to preclude a dilution or enlargement of the benefits due to Participants under the Omnibus Plan.

Additional information regarding the Omnibus Plan and a copy of the full Omnibus Plan are available in the management information circular of the Corporation dated July 16, 2018 in respect of the Corporation’s special meeting of Shareholders held on August 28, 2018 at which the Omnibus Plan was approved, which has been filed under the Corporation’s profile on SEDAR at www.sedar.com.

In connection with its acquisition of Newstrike Brands Ltd. (“Newstrike”) in May 2019, the Corporation also issued replacement stock options for certain stock options which had been issued by Newstrike (the “Newstrike Replacement Options”), exercisable for Common Shares at the same conversion ratio applicable to the acquisition of Newstrike’s shares under the transaction and otherwise having the same terms and conditions, including the term of expiry, vesting, conditions to and manner of exercising, as the Newstrike options for which they were exchanged. These stock options were not issued under the Omnibus Plan and form a separate pool of stock options of the Corporation.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding securities or rights under equity compensation plans of the Corporation, the weighted-average exercise price of such outstanding securities or rights and the number of Common Shares remaining available for future issuance under such equity compensation plans as at July 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, RSUs, warrants, and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column of this table
Equity compensation plans approved by security holders(1)	31,941,810	(2)	$2.30	20,609,812	(4)
Equity compensation plans not approved by securityholders	421,327	(3)	Nil	Nil
Total	32,363,137		$2.30	20,609,812

Notes:

(1)	Equity compensation plans approved by securityholders consist of the Omnibus Plan and the Previous Option Plan.
(2)	Based on 25,288,328 Options and 2,348,434 RSUs issued under the Omnibus Plan and 4,305,048 stock options issued under the Previous Option Plan and outstanding as of July 31, 2020.
(3)	Based on 421,327 Newstrike Replacement Options issued in connection with the acquisition of Newstrike and outstanding as of July 31, 2020.
(4)

Based on Common Shares issuable under the Omnibus Plan equal to 10% of the number of issued and outstanding Common Shares as at July 31, 2020, being 482,465,748, less 25,288,328 Common Shares issuable upon the exercise of Options and 2,348,434 Common Shares issuable upon execution of RSUs, issued under the Omnibus Plan as of July 31, 2020. These amounts do not include the Newstrike Replacement Options or Options granted under the Previous Option Plan, which were exercisable for an additional 421,327 and 4,305,048, Common Shares, respectively, as of July 31, 2020.

Burn Rate of Security-Based Compensation Plan Awards

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of awards granted under the Omnibus Plan as of the end of the fiscal year ended July 31, 2020 and for the two preceding financial years. The burn rate is calculated by dividing the number of awards granted under the security-based compensation plans during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year. The Omnibus Plan was adopted by the Corporation on June 27, 2018.

	Fiscal Year Ended July 31, 2020	Fiscal Year Ended July 31, 2019	Fiscal Year Ended July 31, 2018
Number of awards granted under the Omnibus Plan	14,384,575	12,693,118	5,691,500
Weighted average of outstanding securities for that fiscal year	309,504,695	212,740,552	134,171,509
Annual Burn Rate	5%	6%	4%

The following table sets out the burn rate of awards granted under the Previous Option Plan as of the end of the fiscal year ended July 31, 2020 and for the two preceding financial years.

	Fiscal Year Ended July 31, 2020	Fiscal Year Ended July 31, 2019	Fiscal Year Ended July 31, 2018
Number of awards granted under the Previous Option Plan	Nil	Nil	4,482,500
Weighted average of outstanding securities for that fiscal year	309,504,695	212,740,552	134,171,509

Annual Burn Rate	0%	0%	3%

The following table sets out the burn rate of awards granted under the Acquired Newstrike Brands Ltd. Option Plan as of the end of the fiscal year ended July 31, 2020 and for the two preceding financial years.

	Fiscal Year Ended July 31, 2020	Fiscal Year Ended July 31, 2019	Fiscal Year Ended July 31, 2018
Number of awards granted under the Previous Option Plan	Nil	Nil	Nil
Weighted average of outstanding securities for that fiscal year	309,504,695	212,740,552	N/A
Annual Burn Rate	0%	0%	N/A

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, executive officer, nor any of their respective associates or affiliates, is or has been indebted to the Corporation or its subsidiaries since the beginning of the Corporation’s most recently completed financial year.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is TSX Trust Company at its office in Toronto, Ontario, M5H 4H1. The co-transfer agent for the Corporation in the United States is Continental Stock Transfer & Trust Company at its offices in New York, New York.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except for the disclosed transaction below, or in the audited financial statements of the Corporation for the year ended July 31, 2020, neither the Corporation nor any director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended July 31, 2020, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

The Corporation is a shareholder of Belleville Complex Inc. (“BCI”), a joint venture with Olegna Holdings Inc. (“OHI”). The primary purpose of BCI is the ownership and management of a property in Belleville, Ontario which serves as one of the Corporation’s main manufacturing facilities. The Company holds a 25% interest in BCI while OHI owns the remaining 75%. OHI is directly controlled by Vincent Chiara, a director of the Corporation. During the year ended July 31, 2020, the Corporation had in place an anchor tenant agreement with BCI for a 15-year period and leased 912,600 sq. ft. of the property, resulting in annual rent of $7,007,000 and a future commitment of approximately $49,337,000.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in this Circular. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ENCLOSED FORM OF PROXY WILL BE USED TO VOTE ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended July 31, 2020. Copies of the Corporation’s financial statements and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or upon written request to the Corporate Secretary at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2.

APPROVAL OF BOARD

The contents of this Circular and delivery of it to each director of the Corporation, to the auditors of the Corporation and to the Shareholders of the Corporation entitled to notice of the Meeting, have been approved by the directors of the Corporation.

DATED at Ottawa, Ontario this 28th day of October, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Sébastien St-Louis”
Sebastien St-Louis
President and Chief Executive Officer and Director